


03029531

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Friday, 22 August 2003
SUBJECT:	ASX Announcements
PAGES (inc. cover)	9

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcements which were recently released through the Australian Stock Exchange – .

1. Appendix 4C – Quarterly report for entities admitted on the basis of commitments dated 30 July, 2003.
2. Media Release - BresaGen cash flows in line with forecasts dated 31 July, 2003.
3. Media Release – BresaGen to develop US opportunities dated 14 August, 2003.

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator

tfenton@bresagen.com.au

dlw 8/27

If there are any problems with this transmission, call 08 8234 2660

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BRESAGEN LIMITED

ABN	Quarter ended ("current quarter")
60 007 988 767	30/06/2003

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers	1,185	4,679
1.2	Payments for		
	(a) staff costs	(1,235)	(5,437)
	(b) advertising and marketing	(19)	(79)
	(c) research and development	(568)	(4,698)
	(d) leased assets	-	-
	(e) other working capital	(979)	(2,944)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	65	454
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other		
	Net operating cash flows	(1,551)	(8,025)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,551)**	**(8,025)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets (note A)	(1,010)	(9,444)
	(e) other non-current assets		
1.10	Proceeds from disposal of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	1	6
	(e) other non-current assets –		
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities		
1.13	Other (provide details if material) – partial repayment of employee loan.	13	131
	Net investing cash flows	(996)	(9,307)
1.14	**Total operating and investing cash flows**	(2,547)	(17,332)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings (note A)	1,450	7,044
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)-		
	Net financing cash flows	1,450	7,044
	Net increase (decrease) in cash held	(1,097)	(10,288)
1.21	Cash at beginning of quarter/year to date	7,044	16,226
1.22	Exchange rate adjustments	(87)	(78)
1.23	**Cash at end of quarter**	5,860	5,860

Note A: As at 30 June 2003, the Company had paid $180,000 (included at point 1.9(d)) for which it expects reimbursement in the quarter ending September 2003 under the terms of its loan facility with the State Government of South Australia.

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	252
1.25	Aggregate amount of loans to the parties included in item 1.11	

1.26 Explanation necessary for an understanding of the transactions

1.24 Includes payments to Executive Directors of the entity and related entities.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities* *Loan facility supplied by the South Australian State Government in relation to new building. Draw downs are made on the loan facility pursuant to the terms of the agreement.	8,024	7,334
3.2	Credit standby arrangements	206	4

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	865	963
4.2	Deposits at call	2,770	4,090
4.3	Bank overdraft		
4.4	Other (provide details) represents Commercial Bills and fixed term deposits maturing within 3 months of current quarter end	2,225	1,991
	Total: cash at end of quarter (item 1.22)	5,860	7,044

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 30 July 2003
Company secretary

Print name: Linton W P Burns

+ See chapter 19 for defined terms.



Thursday, 31 July 2003

BresaGen's cash flows in line with forecasts

Australian biotechnology company, BresaGen Ltd today announced its cash balance for 30 June, 2003 stood at $5.86million.

The Company's net use of funds amounted to $1.097m for the quarter ended 30 June, 2003 and $10.288m over the last 12 months. This significant reduction in spending resulted from a reduction in payments in relation to the recently completed new building and the decrease in R&D payments with the completion of its US based imaging research.

The Company has relocated substantially all its Adelaide R&D efforts into its new facility in the Thebarton Life Sciences precinct further reducing payments for leased premises.

The Company estimates that it has adequate cash reserves to fund operations until December this year, which is in line with previous announcements.

BresaGen's payments for other working capital rose to $0.98m during the quarter, partly attributable to the acquisition of an exclusive license to technology from Restoragen Inc. This agreement covers seven patent applications for production methods for recombinant proteins and peptides, and has allowed BresaGen to further position itself to take advantage of the worldwide shortage of protein manufacturing capacity.

In addition, payments were made in relation to costs associated with legal proceedings instigated by BresaGen against the Institute of Medical and Veterinary Science, Medvet Sciences Pty Ltd and Professor Angel Lopez in relation to the anti cancer drug E21R.

The Company has engaged a US Investment Banker to raise finance to exploit prospective opportunities in the Protein Pharmaceutical business. The Company will make announcements about its funding and detailed plans once these strategies are finalised.

For further information contact:
Linton Burns
Chief Financial Officer
BresaGen Ltd
Phone: 08 8150 8210
Mobile: 0404 046698



Thursday, 14 August 2003

BresaGen to develop US opportunities

BresaGen Limited – known best for its development of protein pharmaceuticals and its ground-breaking embryonic stem cell therapy research – has announced plans to raise finance in the US and subsequently to restructure its operations.

According to BresaGen President and Chief Executive Officer, Dr John Smeaton, the main drivers have been the larger and more sophisticated biotechnology investment environment for Protein Pharmaceuticals and the significantly more attractive government funding opportunities for Embryonic Stem Cell therapy in the United States. "We remain a proudly Australian company but BresaGen must look outside Australia for future raisings," he said.

At present the Company operates in Australia and the USA. The head office and protein development and manufacturing operate from a new purpose-built facility in Adelaide's Life Sciences precinct at Thebarton. The Cell Therapy Program has researchers in the new Thebarton facility and in a dedicated facility in the United States at the University of Georgia, in Athens.

Subject to completion of fundraising and shareholder approval, the restructure will lead to the establishment of two separate companies.

The Protein Pharmaceuticals division will be spun out into a separate US-headquartered company. This company will exploit BresaGen's expertise, technology and intellectual property to address the emerging and highly favoured Biogeneric space. In addition, the company will acquire drug delivery technology to differentiate products and provide a competitive advantage in the market. The company's initiatives will include the development and commercialisation of two peptide opportunities – one as a generic product and the other as a generic drug in a novel drug delivery device.

Device and formulation development, regulatory affairs, management and business development will be based in the US, while drug development, research and manufacturing will be based in Adelaide.

A highly regarded specialist US Investment Banker, Caymus Partners, has been engaged to complete a fund raising for this new initiative. The bank expects to raise sufficient cash to bring the first products to market and establish a sustainable cash flow.

"Under this new structure, I am confident that the protein pharmaceutical company will gain considerable value as we achieve registration of drug products including the two newly identified peptide opportunities which are compatible with our manufacturing skills," said Dr Smeaton.

The Cell Therapy Division will gradually relocate to the US to become part of new partnership arrangements that attract both public and private funding. The US NIH has already awarded

BresaGen major grant funding and other grants are anticipated in the next few months. BresaGen is currently in discussions with several other companies with complementary interests in the ES cell field and the cell delivery and imaging fields that are intended to broaden the Company's opportunity in the Cell Therapy arena while offering nearer term commercial returns. Negotiations with Plurion, Inc. for access to certain intellectual property by licensing are continuing in the context of these other discussions. The previously announced acquisition of Plurion assets is no longer under consideration.

Dr. Smeaton said, "The Cell Therapy assets still require significant additional capital and intellectual input in order to realise their commercial potential and by changing the way the program is funded there is increased probability for BresaGen's shareholders to retain the potential upside and receive the benefit of our successes in this field."

Upon completion of the restructure BresaGen Ltd. will act as a holding company, with its principal assets being its holdings in the US based protein and stem cell companies.

BresaGen's Reproductive Biotechnology program, which has been working on development of transgenic and animal cloning technology, will be transferred to the University of Adelaide. BresaGen will retain an interest in the commercial outcomes of the program through its participation in BresaGen Xenograft Marketing Pty Ltd, which holds the intellectual property rights generated by the program.

Dr Smeaton has agreed to extend his term as Chief Executive with the Company until the restructure initiatives have been completed and will then lead the protein company.

BresaGen Chairman, Peter Hart, said "Continuity in management is essential at this stage of the Company's restructuring and Dr Smeaton's commitment as CEO over this critical period is appreciated."

For further information contact:

Dr John Smeaton
BresaGen Ltd
Phone: 08 8234 2660
Mobile: 0408 823 426

Hilarie Dunn
PR for BresaGen Ltd
Phone: 02 9251 0110
Mobile: 0414 357 792